UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the period-ended March 31, 2011.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

For Immediate Release
SQM REPORTS EARNINGS FOR THE FIRST QUARTER OF 2011

Highlights

•	SQM reported net income for the first quarter of 2011 of US$111.4 million, an increase of 45.6% over the first quarter of 2010.

•	Earnings per ADR totaled US$0.42 for the quarter, compared to US$0.29 for the same period of 2010.

•	1Q11 revenues increased 23.6% year-over-year reaching US$480.0 million

Santiago, Chile, May 24, 2011.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first quarter of 2011 of US$111.4 million (US$0.42 per ADR), an increase of 45.6% with respect to the same period of 2010, when earnings totaled US$76.5 million (US$0.29 per ADR).  Gross Margin reached US$187.6 million (39.1% of revenues), 42.7% higher than the US$131.5 million (33.8% of revenues) recorded during the first quarter of 2010.  Revenues totaled US$480.0 million for the first quarter, representing an increase of 23.6% over the US$388.5 million reported in the same period of 2010.

SQM’s Chief Executive Officer, Patricio Contesse, stated, “Robust demand in all of our business lines supported the solid earnings performance in the first quarter of 2011. Strong fertilizer market conditions drove growth in our SPN business line, and better pricing conditions in potash markets sustained our fertilizer business lines. Performance in our iodine and lithium segments was also strong, and current conditions in these markets should create unique opportunities to capture growth and increase our presence in the coming months.”

Mr. Contesse continued, “We have observed a return to historical growth rates in our main markets, and we expect this healthy demand trend to continue in the following quarters of the year. Although market conditions continue to improve, we will face some pressure in terms of higher energy and labor costs. We remain optimistic about the remainder of 2011 as underlying fundamentals in each of our markets remain positive, and SQM continues to position itself to capitalize current market conditions.”

Segment Analysis

Specialty Plant Nutrition

Revenues from our Specialty Plant Nutrition business line for the first three months of 2011 totaled US$171.0 million, 33.4% higher than the US$128.2 million recorded for the same period in 2010.

SPN markets have remained strong as agricultural conditions continue to improve. Demand for specialty nutrients in the last months has remained consistent in important SPN markets, such as Mexico, Spain and the U.S., a trend we expect will continue throughout the year.

Sales volumes in 1Q11 for this business line improved approximately 25% over 1Q10 levels. Although quarterly volumes are significantly higher than those recorded in the first quarter last year, this increase is overstated given that markets were at their turn around point in 1Q10 and at their lowest levels compared to the following quarters of 2010. A shortfall on the supply side in the SPN market also provided opportunity to increase sales volumes. Prices for the first quarter of 2011 for this segment increased between 7-10% compared to the same quarter of 2010. We anticipate that prices for this segment will be positively influenced by price movements in commodity potassium markets during 2011, and a as a result we expect higher average prices for this segment in 2011 compared to 2010.

Specialty Plant Nutrition gross margin1 for the first three months of 2011 accounted for approximately 29% of SQM’s consolidated gross margin.

Iodine and Derivatives

Revenues from sales of Iodine and Derivatives during the first three months of 2011 totaled US$93.9 million, an increase of 49.2% with respect to the US$62.9 million reported for the first three months of 2010.

Market conditions in iodine have remained positive during the first quarter of 2011, following the trend observed in 2010. Sales volumes during the first quarter of the year were approximately 35% higher than the first quarter of 2010. It is worth noting that, similar to what occurred in SPN markets, during 1Q10 iodine markets were at their lowest levels compared to the following months of 2010, which alters the basis of comparison and overstate the growth in sales volumes. Average prices increased approximately 9% compared to the first three months of 2010. We anticipate that market demand for all applications of iodine will remain solid during 2011, with total market growth increasing slightly over levels observed in 2010. Given recent events on the supply side in the iodine market, such as the recent earthquake in Japan that impacted Japanese iodine producers, market conditions could begin to tighten as less product is available. In this type of scenario, it is reasonable to expect some upward pressure on prices, and as a result we anticipate average iodine prices in 2011 to be higher than those observed in 2010.

Gross margin for the Iodine and Derivatives segment accounted for approximately 25% of SQM’s consolidated gross margin in the first three months of 2011.
Lithium and Derivatives

Revenues for Lithium and Derivatives totaled US$42.3million during the first three months of 2011, an increase of 24.8% with respect to the US$33.9 million reported for the first three months of 2010.

Demand in the lithium market remained robust during the first three months of 2011. Improved economic conditions continue to provide a firm foundation for market growth. Important improvement in demand for batteries, the historical demand driver for the lithium market, continued to support demand growth for this market. New Asian producers of lithium batteries have also served as important new drivers for the battery market.

We anticipate healthy growth for the lithium market in 2011, with total demand potentially increasing by approximately 10%, higher than historical growth rates. As a result, our sales volumes for lithium and derivatives should increase over 10% and reach sales levels higher than those recorded in 2010. We anticipate that prices in this segment should be stable or slightly lower during the following months of 2011.

Gross margin for the Lithium and Derivatives segment accounted for approximately 9% of SQM’s consolidated gross margin in the first three months of 2011.

Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium Chloride and Potassium Sulfate revenues for the first three months of 2011 totaled US$125.3 million, a 0.5% increase with respect to the first three months of 2010, when revenues amounted to US$124.7 million.

Fertilizer market conditions remained strong during the first quarter of 2011, stimulated by improved farmer economics and lower global grain inventories. Global potash demand continues to improve in all major markets, and farmers are motivated now to maximize yields and to improve soil productivity through optimal fertilizer application. Consumer confidence in the potash market remains steady, and we anticipate that these market conditions will continue throughout the year.

We expect our total production of MOP & SOP fertilizers to be slightly 10% higher than 2010 production; as a result our sales volumes of potassium chloride and potassium sulfate should increase slightly over sales posted in 2010. During the first quarter of 2011, our sales volumes were similar to those recorded during the same period of the previous year, while average prices during this period improved over prices recorded during the same period of the previous year. Newly settled prices in major markets, such as Brazil, indicate an upward trend in prices for potash, and so we anticipate our average prices for potassium chloride sales in 2011 to continue to increase according to the price movements in major markets.

We continue with our expansion plans in the Salar de Atacama to increase production capacity of potassium-based fertilizers. In addition, with the construction of a new granular potash facility, we are continuing to focus our long-term potash strategy on increasing our presence in markets with higher returns.

Gross margin for potassium chloride and potassium sulfate accounted for approximately 29% of SQM’s consolidated gross margin in the first three months of 2011.

Industrial Chemicals

Industrial Chemicals revenues for the first three months of 2011 reached US$34.3 million, 25.0% higher than the US$27.4 million recorded for the same period of the previous year.

During the first quarter of 2011, volumes were approximately 22% higher than the same period of the previous year as a result of the positive trend observed in the general global economic recovery. Demand for industrial chemicals has stabilized, and we anticipate a return to the moderate growth rates observed during the years leading up to the economic crisis of 2009.

Furthermore, new projects that use industrial-grade sodium and potassium nitrate in solar thermal energy storage should continue to forecast positively influence demand in the following years. Sales in 2011 for this application should be similar to sales in 2010 and should increase substantially in 2012 as important new projects come on line. Given the recovery in global economic conditions, we remain optimistic about the development of new projects that use this solar technology. We anticipate that the positive trend observed in industrial chemicals will continue in the following quarters of 2011.

Gross margin for the Industrial Chemicals segment accounted for approximately 8% of SQM’s consolidated gross margin in the first three months of 2011.

Other Commodity Fertilizers & Other Income
Revenues from sales of other commodity fertilizers and other income reached US$13.3 million in the first three months of the year, up from the US$11.4 million for the same period of the previous year.

Administrative Expenses

Administrative expenses totaled US$20.6 million (4.3% of revenues) for the first three months of 2011, compared to the US$17.8 million (4.6% of revenues) recorded during the same period of 2010.

Net Financial Expenses

Net financial expenses for the first three months of 2011 were US$5.0 million, compared to the US$5.5 million recorded during the same period of 2010.

Notes:

1)   Gross margin corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based on vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales network with offices in more than 20 countries and sales in over 100 countries.
•	Synergies from the production of multiple products that are obtained from the same two natural resources.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information, contact:	Mary Laverty, 56-2-4252074 / mary.laverty@sqm.com
Isabel Bendeck, 56-2-4252058 / isabel.bendeck@sqm.com
Mark Fones, 56-2-4252485 / mark.fones@sqm.com

For media inquiries, contact: Fabiola Scianca, 56-2-4252027 / fabiola.scianca@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement

(US$ Millions)	For the 1st Quarter
	2011	2010

Revenues	480.0	388.5

Specialty Plant Nutrition*	171.0	128.2
Iodine and Iodine Derivatives	93.9	62.9
Lithium and Lithium Derivatives	42.3	33.9
Potassium Chloride & Potassium Sulfate	125.3	124.7
Industrial Chemicals	34.3	27.4
Other Income	13.3	11.4

Cost of Goods Sold	(250.3)	(224.7)
Depreciation and Amortization	(42.1)	(32.4)

Gross Margin	187.6	131.5

Administrative Expenses	(20.6)	(17.8)
Financial Expenses	(10.6)	(7.8)
Financial Income	5.7	2.3
Exchange Difference	(2.9)	(3.1)
Other	(8.1)	(7.5)

Income Before Taxes	151.1	97.6

Income Tax	(39.0)	(20.7)

Net Income before minority interest	112.1	76.9

Minority Interest	(0.7)	(0.4)

Net Income	111.4	76.5
Net Income per Share (US$)	0.42	0.29

*Includes other specialty fertilizers

Balance Sheet

(US$ Millions)	As of March 31	As of Dec. 31
	2011	2010

Total Current Assets	1,755.6	1,695.3
Cash and cash equivalents	563.8	524.7
Other current financial assets	54.4	76.2
Accounts receivable (1)	446.2	412.1
Inventory	625.3	605.1
Others	65.9	77.2

Total Non-current Assets	1,728.6	1,677.6
Other non-current financial assets	79.7	92.7
Investments in related companies	67.0	62.3
Property, plant and equipment	1,515.4	1,454.0
Other Non-current Assets	66.5	68.7

Total Assets	3,484.3	3,372.8

Total Current Liabilities	487.4	476.8
Short-term debt	178.4	187.6
Others	308.9	289.3

Total Long-Term Liabilities	1,216.4	1,225.2
Long-term debt	1,080.5	1,090.2
Others	135.9	135.0

Shareholders' Equity before Minority Interest	1,731.8	1,622.8

Minority Interest	48.7	48.0

Total Shareholders' Equity	1,780.5	1,670.8

Total Liabilities & Shareholders' Equity	3,484.3	3,372.8

Liquidity (2)	3.6	3.6

(1) Accounts receivable + accounts receivable from related co.
(2) Current assets / current liabilities

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer & Business Development SVP

Date: May 25, 2011